Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated, March 1, 2017, except with respect to our opinion on the consolidated financial statements insofar as it relates to the effects of the reverse stock split discussed in Note 1, the disclosure regarding the Company’s ability to continue as a going concern discussed in Note 1 and the discontinued operations discussed in Note 2, as to which the date is December 15, 2017, relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in Merrimack Pharmaceuticals, Inc.‘s Current Report on Form 8-K dated December 15, 2017. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, MA

December 15, 2017